UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

        UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 2)*


                          United Auto Group, Inc.
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                              (Name of Issuer)

                Common Stock (Par Value $ 0.0001 Per Share)
------------------------------------------------------------------------------
         (Upon Conversion of Series A Convertible Preferred Stock,
             Series B Preferred Stock or Exercise of Warrants)
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                909440 10 9
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                               (CUSIP Number)

                         Robert C. Schwenkel, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                                212-859-8000
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 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                            and Communications)

                               August 3, 1999
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.   909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    International Motor Cars Group I, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

     Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           11,036,686

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         11,036,686

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,868,026

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    37.6%

14  TYPE OF REPORTING PERSON

                             SCHEDULE 13D

CUSIP No.   909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    International Motor Cars Group II, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]



6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,431,340

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,431,340

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,868,026

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    37.6%

14  TYPE OF REPORTING PERSON

                             SCHEDULE 13D

CUSIP No.   909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Penske Capital Partners, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

     Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           12,468,026

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         12,468,026

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,868,026

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    37.6%

14  TYPE OF REPORTING PERSON

                             SCHEDULE 13D

CUSIP No.   909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James A. Hislop

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

     Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       12,468,026

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    12,468,026

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,868,026

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    37.6%

14  TYPE OF REPORTING PERSON

    IN

                             SCHEDULE 13D

CUSIP No.   909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Roger S. Penske

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

     Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Michigan

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           400,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       12,468,026

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         400,000

                10  SHARED DISPOSITIVE POWER

                    12,468,026

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,868,026

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    37.6%

14  TYPE OF REPORTING PERSON

    IN

          This Amendment No.2 ("Amendment") amends and supplements the
Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company ("IMCG I"), International Motor Cars Group II, a Delaware limited liability company ("IMCG II" and together with IMCG I, the "Purchasers"), Penske Capital Partners, L.L.C., a Delaware limited liability company ("PCP"), Roger S. Penske and James A. Hislop (all such persons, the "Reporting Persons") with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999 (the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Voting Common Stock") of United Auto Group, Inc., a Delaware Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER
           CONSIDERATION.
           -----------------------------------

          IMCG I. The total amount of funds used by IMCG I to purchase the Series A Preferred Stock and the Warrants acquired by it at the Second Closing was $38,557,152.74. IMCG I obtained such funds from capital contributions by its members.

          IMCG II. The total amount of funds used by IMCG II to purchase the Series A Preferred Stock, the Series B Preferred Stock and the Warrants acquired by it at the Second Closing was $10,892,019.93. IMCG II obtained such funds from capital contributions by its members.


ITEM 4.    PURPOSE OF TRANSACTION.
           -----------------------

          The Second Closing was consummated on August 3, 1999. At the Second Closing the Purchasers purchased in the aggregate 4,175.25496 shares of Series A Preferred Stock and 396.876 shares of Series B Preferred Stock, and Warrants to purchase 3,898,665 shares of Voting Common Stock and 1,101,335 shares of Non-Voting Common Stock, from the Company for cash in an aggregate amount equal to $49,449,172.67. In addition, Roger S. Penske was granted an option to purchase 400,000 shares of Voting Common Stock in connection with his service as Chairman of the Company. A copy of the agreement relating to such option is attached as Exhibit 1 hereto, and is incorporated in and made a part of this Schedule 13D in its entirety by this reference.

          Pursuant to the Purchase Agreement, the Charter Amendment was filed with the Secretary of State of the State of Delaware on August 3, 1999.


ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.
           --------------------------------------

          (a) As a result of the acquisition of the shares of Series A Preferred Stock, the Warrants exercisable for Voting Common Stock and the option to purchase shares of Voting Common Stock granted to Roger S. Penske at the Second Closing, the Reporting Persons may be deemed to be the beneficial owner of an additional aggregate of 8,473,920 shares of Voting Common Stock. Such shares of Voting Common Stock, together with the 3,727,869 shares of Voting Common Stock issuable upon conversion of the Series A Preferred Stock acquired at the Initial Closing and the shares issuable upon payment of all dividends that may be made in the future in shares of Series A Preferred Stock pursuant to the Certificates of Designation (assuming no conversion of Series B Preferred Stock into Series A Preferred Stock), constitute approximately 37.6% of the 34,262,283 shares of Voting Common Stock deemed to be outstanding for this purpose.

          Because the conversion by IMCG II of Series B Preferred Stock into Series A Preferred Stock, the conversion of shares of Non-Voting Common Stock issued to IMCG II upon conversion of Series B Preferred Stock or the exercise of Warrants into Voting Common Stock could result in a Regulatory Problem, IMCG II does not currently anticipate converting any such securities into Series A Preferred Stock or Voting Common Stock. In the event that IMCG II were to effect such a conversion, the Reporting Persons could be deemed to be the beneficial owners of an additional aggregate of 1,498,211 shares of Voting Common Stock. Such shares of Voting Common Stock, together with the shares of Voting Common Stock obtainable upon (i) the conversion of the Series A Preferred Stock, (ii) the exercise of the Warrants exercisable for Voting Common Stock, (iii) the exercise of the option granted to Roger S. Penske at the Second Closing and (iv) the shares issuable upon payment of all dividends that may be made in the future in shares of Series A Preferred Stock pursuant to the Certificates of Designation, would constitute approximately 40.9% of the 36,227,007 shares of Voting Common Stock deemed to be outstanding for this purpose.

          Each of the Reporting Persons other than Roger S. Penske disclaims any beneficial ownership of the 400,000 shares of Voting Common Stock subject to the option to purchase such shares granted to Roger S. Penske at the Second Closing.

          (b) Taking into account the conversion into Voting Common Stock of the Series A Preferred Stock, the exercise of the Warrants exercisable for shares of Voting Common Stock and the payment of all dividends that may be made in the future in shares of Series A Preferred Stock pursuant to the Certificates of Designation (assuming no conversion of Series B Preferred Stock into Series A Preferred Stock), IMCG I has the sole power to direct the vote and disposition of 11,036,686 shares of Voting Common Stock, and IMCG II has the sole power to direct the vote and disposition of 1,431,340 shares of Voting Common Stock, in each case subject to certain restrictions contained in the Stockholders Agreement and described in Items 4 and 6 of the Schedule 13D, and upon the exercise of the option to purchase 400,000 shares of Voting Common Stock granted to Roger S. Penske at the Second Closing, Roger S. Penske will have the sole power to direct the vote and disposition of such shares.

          Because the conversion by IMCG II of Series B Preferred Stock into Series A Preferred Stock, the conversion of shares of Non-Voting Common Stock issuable upon conversion of Series B Preferred Stock or exercise of Warrants into Voting Common Stock could result in a Regulatory Problem, IMCG II does not currently anticipate effecting any such conversion. In the event that IMCG II were to effect such a conversion, and taking into account the payment of all dividends that may be made in the future in shares of Series B Preferred Stock pursuant to the Certificate of Designation of the Series B Preferred Stock, IMCG II would have the sole power to direct the vote and disposition of 3,396,086 shares of Voting Common Stock, subject to the restrictions contained in the Stockholders Agreement and described in Items 4 and 6 of this Schedule 13D.

          (c) Except as described in this Schedule 13D, none of the Reporting Persons have effected any transactions in the Voting Common Stock during the sixty days preceding the date of this Schedule 13D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
           --------------------------------------------------------

          The responses set forth in Item 4 of this Schedule 13D are incorporated herein by this reference in their entirety.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
           ---------------------------------

        Exhibit 1 -- Stock Option Agreement, dated as of August 3, 1999, between United Auto Group Inc. and Roger S. Penske

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 1999


                              INTERNATIONAL MOTOR CARS GROUP I, L.L.C.


                                    By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                         Its Managing Member



                                         By: /s/ James A. Hislop
                                             ---------------------------
                                             James A. Hislop
                                             President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 1999


                              INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


                                    By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                         Its Managing Member



                                         By: /s/ James A. Hislop
                                             --------------------------
                                             James A. Hislop
                                             President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 1999


                              PENSKE CAPITAL PARTNERS, L.L.C.



                                    By:  /s/ James A. Hislop
                                         ------------------------------
                                         James A. Hislop
                                         President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 August 5, 1999






                                    /s/ James A. Hislop
                                    -----------------------------------
                                    James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 1999






                                    /s/ Roger S. Penske
                                    -----------------------------------
                                    Roger S. Penske